

Mail Stop 3561

August 2, 2016

Sean P. O'Brien
Group Vice President and Chief Financial Officer
DCP Midstream Partners, LP
370 17th Street, Suite 2500
Denver, Colorado 80202

> **Re:** **DCP Midstream Partners, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Response Dated July 8, 2016**
> **File No. 01-32678**

Dear Mr. O'Brien:

We have reviewed your July 8, 2016 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to our prior comments are to comments in our June 28, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 53

1. We note your response to comment 1 and your statement, "Of the Partnership's top 20 producer customers 50% are investment grade and 50% are non-investment grade." Please revise your future disclosure to provide the percentage of your top producer customers that are non-investment grade.

Results of Operations – Natural Gas Services Segment

Year Ended December 31, 2015 vs. Year Ended December 31, 2014, page 70

2. We note your response to comment 5. It would appear the current 25 year recovery threshold you use to assess whether a triggering event has occurred relies on actual EBITDA results and does not consider the potential for a reduction in EBITDA associated with changing commodity prices or volumes. Please explain to us why this measure is appropriate to use especially in light of the current business environment under which you operate. In doing so, tell us in further detail how often management evaluates significant changes in forward looking assumptions in determining whether or not an asset might be impaired. Please also address the following:

- Tell us in further detail how you apply the qualitative factors under ASC 360-10-35-21 and explain to us the circumstances that might lead you to conclude a triggering event has occurred.

- Tell us how you concluded the reduction in volume and decreased commodity prices in the Southeast Texas Asset Group was not a long-term trend. Also, tell us whether volumes have recovered to date and how you are assessing any continued declines in volumes to date. If volumes have not recovered, then explain to us at what point you would conclude a triggering event has occurred.

- We note your Eagle Ford Asset Group exceeded the 25 year recovery threshold. Further, we note that the majority of the decline in EBITDA during the period was directly related to decreasing commodity prices, lower sales volumes and overall decreased throughput, and unfavorable customer-contracts. Please tell us how you concluded these unfavorable circumstances would not continue for the long-term. Please explain in detail how you determine whether significant changes are temporary or long-term in nature. In doing so, describe the frequency and/or events that cause you to re-assess such assumptions in determining whether or not an asset might be impaired. Additionally, tell us how your current EBITDA results compare to your previous forecasts and whether there have been revisions in existing forecasts to date. Lastly, tell us how your EBITDA forecast compared to your actual results at the time of filing your Form 10-K.

Liquidity and Capital Resources

Year Ended December 31, 2015 vs. Year Ended December 31, 2014

Critical Accounting Policies and Estimates

Impairment of Long-Lived Assets, page 84

3. We have read your response to comment 7. We reissue the portion of the previous comment related to your consideration of defining a "prolonged period" of lower commodity prices in your critical accounting policy on impairment of long-lived assets. Lower commodity prices appear to be a critical assumption and you have asserted to us in your response to comment 9 that certain asset groups within your Natural Gas Services segment showed trending (higher) years to recovery over the last few reporting periods and the trend was primarily due to decreased commodity prices resulting in lower-than-expected EBITDA for these asset groups. Please advise us.

4. We have read your response to comment 9. We note that your Eagle Ford Asset Group exceeded your recovery threshold of 25 years. Explain to us in further detail how you concluded additional disclosure about the Eagle Ford Asset Group was not warranted in light of the recovery period exceeding 25 years in your preliminary recovery assessment.

5. We have read your response to comment 10. Please consider disclosing in further detail the recovery assessment you perform such that an investor can fully understand how you preliminarily assess an asset for impairment. Please also consider providing more information with regard to the assumptions that are part of your undiscounted cash flow projections. In this regard, we note your statement, "In the event we need to develop an estimate of future cash flows, one of the assumptions that results in a higher sensitivity to the output is the expectation of commodity prices for which we internally develop forward price curves based on numerous external sources." Please tell us how you considered disclosing any trend information regarding forward pricing to assist your investors in assessing the likelihood of future impairments.

Consolidated Statements of Operations, page 94

6. We note your response to comment 11 indicates that some costs and expenses related to sales and revenues are included within operating and maintenance expense. Please clearly disclose within Note 2. Summary of Significant Accounting Policies or another appropriate place the types of costs that you classify in the line item "Purchases of natural gas, propane and NGLs" and the types of costs that you classify in the line item "Operating and maintenance expense."

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Elizabeth Sellars, Staff Accountant at (202) 551-3348, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products